FPB BANCORP, INC.

May 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:     FPB Bancorp, Inc.

Registration Statement on Form S-1, as amended

File Number 333-161965

Filed September 17, 2009, and subsequently amended

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), FPB Bancorp, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-161965) on Form S-1 filed with the Commission on September 17, 2009 (the “Registration Statement”), together with all exhibits and amendments thereto.

The Registrant is requesting withdrawal of the Registration Statement because no securities were sold pursuant thereto and the Registrant intends to replace it by filing a subsequent registration statement on Form S-1.

The Registrant confirms that no securities were offered or sold under the Registration Statement. The Registrant also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact Richard Pearlman of Igler & Dougherty, P.A. at (850) 878-2411.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles

David W. Skiles

Chief Executive Officer

cc: A. George Igler, Esq., Igler & Dougherty, P.A.